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DISSEMINATION IN THE UNITED STATES

Apex Critical Metals Corp. Completes Private Placement for

Proceeds of $2,520,000

News Release - Vancouver, BC, - December 30, 2024: Apex Critical Metals Corp. (CSE: APXC) (OTCQB:APXCF) ("Apex" or the "Company"), is pleased to announce that it has completed a non-brokered private placement (see news release dated December 19, 2024), issuing a total of 4,200,000 units (each, a "Unit") at a price of $0.60 per Unit, raising aggregate proceeds of $2,520,000 (the "Offering"). Each Unit consisted of one common share of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant"), with each Warrant entitling the holder to purchase one Share at a price of $0.75 per Share for a period of two (2) years from closing of the Offering (the "Closing"). The proceeds of the Offering will be used for property exploration and general working capital.

All securities issued pursuant to the Offering are subject to a statutory hold period of four (4) months and a day from the Closing.

Certain insiders of the Company subscribed for a total of 303,336 Units under the Offering, which are "related party transactions" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The issuance to the insiders are exempt from the formal valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(a) as the Units purchased by the insiders do not exceed more than 25% of the market capitalization of the Company and from the minority shareholder approval requirement of MI 61-101 by virtue of the exemption contained in section 5.7(1)(b) of MI 61-101 in that the fair market value of the securities distributed to the insiders in the Offering is not more than $2,500,000.

None of the securities sold in connection with the Offering are registered under the United States Securities Act of 1933, as amended, and no such securities were offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Apex Critical Metals Corp.

Apex Critical Metals Corp. is focused on acquiring, exploring and developing properties potentially rich in carbonatite rocks hosting economic concentrations of rare earth elements (REEs) including niobium. Apex's CAP Property located 85 kilometers northeast of Prince George, British Columbia, spans 25 square kilometers and hosts a recently identified promising 1.8-kilometer niobium trend. The company's Bianco Carbonatite Project encompasses 3,735 hectares covering a large carbonatite complex within an area known for significant niobium mineralization in Northwestern Ontario. These extremely rare carbonatite formations, with less than 600 known deposits worldwide, host many high-demand REE minerals as well as uranium, copper, and gold. Carbonatites contain some of the largest and most productive niobium deposits, including Araxá and Catalão in Brazil and Niobec in Quebec, as well as major rare earth and phosphate sources such as Mountain Pass in California and Palabora in South Africa. By acquiring more carbonatite-hosted projects, Apex intends to investigate these potentially high value systems to meet the growing global demand across various industries. Apex Critical Metals is publicly listed in Canada on the CSE, under the symbol "APXC," in the USA on the OTCQB market under the symbol "APXCF," and in Germany on the Börse Frankfurt under the symbol "KL9" or WKN: A40CCQ. You are invited to find out more at www.apexcriticalmetals.com where you can subscribe for News Alerts, watch our Video, or follow us on Facebook, X.com or LinkedIn.

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include statements with respect to the Offering including, the closing date of the Offering, the potential participation of insiders in the Offering and the anticipated use of proceeds of the Offering. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements, including risks related to factors beyond the control of the Company, including, but not limited to, the receipt of regulatory approval for the Offering, if required. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.